BERRY PLASTICS CORPORATION
101 Oakley Street
Evansville IN 47710

March 11, 2009
VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010
Attention:              Terence O’Brien
Tracey Houser

RE:         Berry Plastics Corporation
Form 10-K for Fiscal Year Ended September 27, 2008
Filed December 16, 2008
Form 10-Q for the Fiscal Quarter Ended December 27, 2008
File No. 33-75706-01

Dear Mr. O’Brien and Ms. Houser:

Please find below the responses of Berry Plastics Corporation (the“Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter of February 26, 2009 regarding Berry Plastics’ Form 10-K for Fiscal Year Ended September 27, 2008 (the “Form 10-K”), and Form 10-Q for the Fiscal Quarter Ended December 27, 2008 (the “Form 10-Q”).  Each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented.

Form 10-K for the Fiscal Year Ended September 27, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Recent Developments, page 25

1.
We note your presentation of Adjusted EBTIDA for the thirteen weeks ended December 27, 2008 and December 29, 2007, in this section of MD&A in addition to your presentation within Liquidity and Capital Resourses.  Please provide us with a detailed explanation as to why you believe the presentation of Adjusted EBITDA in this section is appropriate based on the guidance in Question 10 of the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.”  If you continue to present this measure outside of the Liquidity and Capital Resources section of MD&A and your discussion of your debt covenants, please provide us with and revise your disclosures in future filings to include a detailed discussion of the purpose for your presentation.  If you are presenting this measure as a performance measure, please provide us with a detailed explanation as to how you determined this measure complies with the guidance in Item 10(c) of Regulation S-K.  Please also refer to Questions 8 and 9 of the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” for additional guidance.  Please also include the disclosures required by Item 10(e)(1)(i) of Regulation S-K and Question 8 of the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” when presenting performance measures.

The Company will not present Adjusted EBITDA outside the Liquidity and Capital Resources section in future filings.  The Company will continue to provide Adjusted EBITDA in future filings in order to provide readers with the ability to understand the Company’s compliance with its debt covenants, but does not intend to include Adjusted EBITDA as a performance measure.

2.
Please explain how you determined net income (loss) was the appropriate GAAP financial measure for the reconciliation of Adjusted EBITDA on pages 25 and 32.  Also, the three major categories of the statement of cash flows should be presented when a non-GAAP liquidity measure is presented.  Refer to Question 12 of the FAQs on Non-GAAP Financial Measures.

The Company’s Senior Secured Credit Facilities, First Priority Notes, Second Priority Notes and Senior Subordinated Notes contain financial covenants which require the Company to maintain certain ratios related to the Company’s fixed charges and first lien secured leverage.  The definition included within the respective indenture or loan agreements begins with “Consolidated Net Income (Loss)” as the starting point and provides certain adjustments in order to arrive at the numerator (“Adjusted EBITDA”) for purposes of calculating the covenants.

The Company believes that this non-GAAP measurement is important to their investors as it provides them with the ability to understand the Company’s compliance with their covenants and the Company’s ability to incur additional indebtedness.

The Company will modify future filings commencing with our Form 10-Q for the period ending March 28, 2009 to present the three major categories of the statement of cash flows whenever we present Adjusted EBITDA.  We will also modify our future filings to describe each of our financial covenants and the liquidity that is available to the Company to fund our future operations.

Acquisitions, Disposition and Facility Rationalizations, page 26

3.
We note your statement that you historically achieve significant reductions in manufacturing and overhead costs of acquired companies.  In future filings, please disclose the anticipated cost savings you expected to achieve for each material acquisition, including the merger of Old Covalence and Old Berry, and disclose whether you have met the anticipated cost savings subsequently.

The Company has a long history of acquiring and integrating companies.  The Company has been able to achieve these synergies by eliminating duplicative costs and rationalizing facilities and integrating the production into the most efficient operating facility.  However, while the expected benefits on earnings are estimated at the commencement of each transaction, once the execution of the plan and integration occur, we are generally unable to accurately estimate or track what the ultimate effects on future earnings have been due to systems integrations and movement of activities to multiple facilities.  The historical business combinations have not allowed the Company to accurately separate realized synergies compared to what was initially identified during the due diligence phase of each acquisition.

The Company will modify future filings beginning with the March 28, 2009 Form 10-Q to include initially anticipated cost savings, if any, for all acquisitions.

4.
We note that you have implemented a number of restructuring activities during fiscal years 2008 and 2007.  As these costs have been material to your operating results, please provide all of the disclosures required by SAB Topic 5:P.4.  For example, please disclose the following, as applicable, for each restructuring plan:

•
The expected effects on future earnings and cash flows resulting from the exit plan including quantification of the dollar amounts and the period the effects are expected to be realized.  Subsequently, disclose whether you have realized the anticipated savings.

•	The periods in which material cash outlays are anticipated to be made and the expected source of funding the plan.

The Company will modify future filings beginning with the Form 10-Q for period ended March 28, 2009.  We will include restructuring charges for the periods presented and the future expected restructuring charges for each material restructuring plan.  We will aggregate any other immaterial restructuring charges for purposes of our disclosure if they are material in aggregate.  We have included the expected impact of these restructuring plans within our unrealized synergies which are in turn recognized in earnings after the restructuring plans are completed.  While the expected benefits on earnings are estimated at the commencement of each plan, due to the nature of the matters we are generally unable to accurately estimate or track what the ultimate effects on future earnings have been.  In future filings we will include a disclosure of material future expected cash payments from our restructuring charges which relate to anticipated remaining severance, facility exit costs and other miscellaneous costs.  We intend to fund these payments from operations as currently we do not anticipate material cash outlays in the future associated with restructuring activities.

Discussion of Results of Operations, page 27
5.
In future filings, please quantify the extent to which increases/decreases in volume, prices and/or the introduction of new products attributed to the increase or decrease in net sales and gross profit.  In addition, quantify the impact of other factors you identify that contributed to fluctuations in line items included in income from continuing operations.  For example, you attribute the increase in gross profit to (a) productivity improvements in the flexible films segment; (b) productivity improvements in the tapes/coatings segment; and (c) increased selling prices, which were partially offset by (d) timing lag of passing through increased raw material costs to customers.  Refer to items 303(A)(3)(i) and 303(A)(3)(iii) of Regulation S-X for guidance.

The Company will modify future filings beginning with the Form 10-Q for the period ended March 28, 2009 to disclose in more detail increases/decreases in volume, prices, acquisitions and other material factors impacting net sales and gross profit.

6.
Provide a more detailed analysis of the factors that impact the areas comprising your income from continuing operations, including a complete discussion of known trends or anticipated trends that are and/or may continue to have an impact on net sales, gross profit margins, selling, general and administrative expenses as a percentage of net sales, et cetera, including management’s outlook as to the future impact.  Your discussion and analysis is to provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management.  For example, you disclose that the increase in net sales for your rigid open top segment is due to volume growth in various container product lines and thermoformed drink cups without any explanation as to why and whether you expect this trend to continue in future periods.  In this regard, you issued a news release on January 19, 2009, announcing a major expansion of thermoforming operations due to customers’ increased demand for plastic thermoformed products.  The President of the Rigid Open Top segment was quoted as stating the increase in demand is due to consumers choosing lower-priced fast-food restaurants due to the tough economic times.  This type of analysis should be included in your explanation of the changes in net sales.  Refer to Item 303 of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

The Company will modify future filings beginning with the March 28, 2009 Form 10-Q to disclose in more detail management’s outlook of anticipated trends.  A prospective example of our wording is as follows:

Executive Summary

Business. The Company is organized into four operating segments: Rigid Open Top, Rigid Closed Top, Flexible Films and Tapes/Coatings.  The Rigid Open Top division sells products in three categories including containers, foodservice items and home and party.  The Rigid Closed Top division sells products in three categories including closures and overcaps, bottles and prescription containers and tubes.  The Flexible Films division sells primarily plastic trash bags, stretch film and plastic sheeting to the agricultural, horticultural institutional, foodservice and retail markets.  Our Tapes and Coatings division sells specialty adhesive products and flexible packaging and building materials to a variety of different industries including building and construction, retail, automotive, industrial and medical markets.

Raw Material Trends. Our primary raw material is plastic resin and it accounts for approximately 45% of our total cost of sales.  Polypropylene and polyethylene account for more than 80% of our plastic resin purchases based on the pounds purchased.  The average industry prices, as published by industry experts, per pound were as follows:

	Polyethylene Butene Film		Polypropylene
	2008	2007	2008	2007
1st quarter	$.82	$.64	$.85	$.71
2nd quarter	.84	.63	.80	.71
3rd quarter	.91	.69	.89	.77
4th quarter	1.0	.75	.99	.79

We expect that plastic resin cost volatility will continue in fiscal 2009 as prices recover from historic highs in 2008.  Due to differences in the timing of pricing trigger points between our sales and when we purchase resin, our rigid open and closed top segments are negatively impacted in the short term when raw material prices increase and are positively impacted when raw material prices decrease. In our rigid open top and rigid closed top segments we experienced a negative lead-lag impact on operating income during fiscal 2008 which could result in a reverse lag impact in fiscal 2009 depending on our ability to pass through higher priced resin inventories.

Outlook.  The Company is impacted by general economic and industrial growth, housing starts, automotive builds, plastic resin availability and affordability, and general industrial production. Our business has both geographic and end market diversity which reduces the impact of any one of these factors on our overall performance. We are impacted by our ability to maintain selling price increases, raw material pricing and volume growth of our customers.  We expect continued strength in our thermoforming product lines, which would have a positive impact on volumes in our rigid open top segment.  We expect some of these volume increases to be offset by lower volume expectations in other key markets. We anticipate that continued softness in 2009 in North American automotive build rates will continue to exert downward volume pressure on certain product lines that are included in our Tapes/Coating segment.  We also anticipate continued softness in U.S. housing starts in 2009 that will impact our volume in both our tapes/coatings and flex films segments.  We continually focus on improving our overall profitability by implementing cost reduction programs for our manufacturing, selling, general and administrative expenses on an annual basis.  We have continued this in 2009 to help counteract some of the volume declines we are seeing in the marketplace.

7.
You have presented operating income as the segment profit measure your CODM uses to make decisions about resources to be allocated to your operating segments and assess performance.  However, you have not provided an analysis of your segments based on the profit measure presented in your segment footnote disclosure.  In future filings, please include a discussion and analysis of operating income margins for your four reportable segments to allow investors to understand the factors impacting the profit margin your CODM uses in making resource allocations and assessing performance.  Refer to Item 303(A) of Regulation S-K for guidance.

The Company will modify future filings beginning with the Form 10-Q for the period ended March 28, 2009 to disclose in more detail material factors impacting segment operating income.

Liquidity and Capital Resources, page 30

8.
We note that your long-term debt agreements contain certain covenants.  We further note, your presentation of Adjusted EBITDA a material component to the leverage ratio required to be met in your senior secured credit facilities.  In future filings, please disclose the financial covenants required to be met for each of your debt instruments.  This disclosure should include the minimum/maximum ratios and amounts permitted under the financial covenants in addition to the actual ratios and amounts achieved for the current reporting period.  This disclosure will allow an investor to easily understand your current status in meeting your financial covenants.  Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.  Further, if you continue to present Adjusted EBITDA, please also include the full calculation of the leverage ratio.  On a standalone basis without this full calculation, it is unclear how the presentation of Adjusted EBITDA provides investors with useful insight in to your ability to meet your financial covenants.  Refer to Question 10 of the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” for guidance.  Please also confirm to us and revise your disclosure in future filings to clarify that the disclosed amount available under the revolving line of credit is the amount that would not result in a violation of your financial covenants.

The Company will modify future filings to disclose the financial covenants required to be met in each of its debts instruments, and will include the minimum/maximum ratios and amounts permitted under the financial covenants.  Our presentation of Adjusted EBITDA will also include the full calculation of our leverage ratio.

9.	You have presented a reconciliation of Adjusted EBITDA for fiscal year 2008 and also for the thirteen weeks ended September 27, 2008 and September 29, 2007. Please disclose why you have included both presentations.  In this regard, it would appear only the measure that is used to calculate the financial covenant for the current period should be presented.  Refer to Question 10 of the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” for guidance.

The Company’s financial covenants require it to utilize the last twelve months Adjusted EBITDA in order to calculate the first lien leverage ratio which is a material term of the first lien credit agreement and thus is material to an investor’s understanding of the  Company’s liquidity and the ability to incur additional indebtedness.  The Company has provided the thirteen week Adjusted EBITDA in order to provide investors with a method to calculate the last twelve months Adjusted EBITDA between filings.

10.	Please revise your table of contractual obligations in future filings as follows:

•
To increase transparency of cash flows, please include variable interest payments in your table.  In estimating your variable interest payments, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table.  Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions.

•	To the extent that you are in the position of paying cash rather than receiving cash under your interest rate swaps, please disclose estimates of the amounts you will be obligated to pay.

•
To the extent you are required or planning to fund your pension plans in the future, present in this table funding contributions to your pension plans for at least the following year and, if known, for subsequent years.  Include a footnote to the table that (l) discusses the basis for inclusion or exclusion of these obligations and (2) explicitly states the periods for which no amounts have been included in the table.

The Company will revise our disclosure in future filings beginning with the September 26, 2009 Form 10-K to clarify that our future interest rate payments include both our fixed rate and variable rate debt and that we have utilized the interest rate as of our fiscal year end to determine these interest rate payments.  We have included our estimated  interest rate swap payments when determining our future interest rate payments and will appropriately footnote this in future filings.  We expect to contribute approximately $2.5 million to our pension plan in fiscal 2009 which is not material to our contractual obligations for this period.  We will update our future filings to disclose the anticipated pension contributions in our table of contractual obligations.

11.
We note that accounts receivable and inventory represent 35% and 42%, respectively, of total current assets as of September 27, 2008.  Based on the significance to total current assets, please include an analysis of days sales outstanding for your accounts receivable and inventory turnover rates for each period presented along with an explanation of any material variances.  Such disclosure would provide investors with a better understanding of the collectibility of your accounts receivable and the realizability of your inventories.  Refer to instruction 5 to Item 303(A) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

The Company will modify future filings beginning with our Form 10-Q for the period ended March 28, 2009, will disclose accounts receivable and inventory turnover rates, as well as explain year-over-year variances in our critical accounting policies.  Our draft table for the periods ending September 27, 2008 and September 29, 2007 is as follows:

	September 27, 2008	September 29, 2007
Net Sales	$3,513.1	$3,055.0
Average Accounts Receivable	397.5	364.8
AR Turnover Rate (A)	8.8	8.4

Cost of Goods Sold	$3,019.3	$2,583.4
Average Inventory	442.8	395.2
Inventory Turnover Rate (B)	6.8	6.5

(A) Accounts Receivable Turnover Rate = Revenue for the last twelve months divided by average accounts receivable.

(B) Inventory Turnover Rate = Cost of goods sold divided for the last twelve months divided by average ending inventory.

Critical Accounting Policies and Estimates, page 35

Goodwill and Other Indefinite Lived Intangible Assets, page 36

12.
We note your disclosure that a 10% decline in the fair value of your reporting units could result in an impairment charge.  We further note that goodwill is 31% of total assets as of September 27, 2008.  In future filings, if the carrying value of your reporting units is not materially different from its estimated fair value, please revise your disclosure regarding your testing of goodwill for impairment to address each of the following points:

•
Disclose those reporting units with estimated fair values that are not materially different from the carrying value including the amount of goodwill for the reporting unit, the carrying value of the reporting unit and the estimated fair value of the reporting unit.

•
For each reporting unit, disclose the material assumptions used (i.e., quantify the assumption) and provide a sensitivity analysis of those assumptions.  For example, material assumptions for the discounted cash flow method typically include the discount rate, the revenue growth rates, the operating profit margins, and the terminal rate, at a minimum.

•	Refer to Section 501.14 of the Financial Reporting Codification for guidance.

The Company will revise future filings beginning with our Form 10-Q for the period ending March 28, 2009 to disclose in more detail our annual goodwill impairment test and will address the key assumptions outlined in the Staff’s comment.

13.
In future filings, please revise your critical accounting policy discussion for your significant indefinite-lived intangible assets to disclose those indefinite lived intangible assets with estimated fair values that are not materially different from the carrying values to allow investors to understand the value of indefinite lived intangible assets that are at risk for impairment.  For those assets, please also include the material assumptions used in your projected cash flow analysis and the sensitivity of those assumptions.  Finally, discuss the factors considered in determining that your trade names have indefinite lives in accordance with paragraph 11 and Appendix A of SFAS 142.  Refer to Section 501.14 of the Financial Reporting Codification for guidance.

The Company has determined the only material indefinite lived intangible asset of the Company is the “Berry Plastics” tradename, under which the majority of the rigid product line is sold.  The Company completed its annual impairment test utilizing the same cash flows for the SFAS 142 test and determined that if the fair value declined by 10% it would not result in impairment.  Accordingly, we do not plan to separately disclose in our future filings, however if impairment indicators exist or if our annual impairment test results in a significant decline in the fair value, we will revise our disclosures appropriately.

The “Berry Plastics” tradename has been utilized over the past three decades in the plastic packaging industry.  The Company’s tradename is well known in the industry and will continue to be utilized to help drive cash flows based on the power of their tradename.  The Company considered both paragraph 11 and Appendix A of SFAS 142 and concluded based on the long life and continued growth of the “Berry Plastics” tradename and the anticipated future benefits and cash flows, that the tradename should be accounted for as an indefinite lived intangible asset.  As part of the Company’s annual impairment test, the Company does consider whether factors have changed and whether the tradename should be subject to amortization.  The Company continues to conclude that the tradename is an indefinite lived intangible asset.

Deferred Taxes and Effective Tax Rates, page 37

14.
We note that you have recognized losses before income taxes for each of the three years ended September 27, 2008.  We further note that you have continued to recognize a loss before income taxes for the three months ended December 27, 2008.  In future filings, please provide investors with a better understanding of the possible sources of taxable income you are relying on to determine that your U.S. net operating loss carryforwards do not require a valuation allowance as of September 27, 2008.  In this regard, paragraph 23 of SFAS 109 notes that it is difficult in determining a valuation allowance is not needed when there is negative evidence such as cumulative losses in recent years.

For example, if you are relying on the reversal of your deferred tax liabilities, please disclose as such and confirm that the deferred tax liabilities will reverse in the same period, are for the same jurisdiction, and are of the same character as the temporary differences giving rise to the deferred tax assets.

The Company will modify future filings to provide greater detail in our critical accounting policy relating to our deferred tax assets beginning with our Form 10-Q for the period ending March 28, 2009.  The Company reviewed paragraph 21 and 23 when arriving at their conclusion that no valuation allowance was necessary and scheduled out the future reversals of its temporary taxable differences and has determined that these will reverse in the same periods in the United States and are of the same character as the temporary differences giving rise to the deferred tax assets.  A prospective example of our wording is as follows (changes to our previous filing are in bold print):

The Company believes that it will not generate sufficient future taxable income to realize the tax benefits in foreign jurisdictions related to the deferred tax assets of Capsol Spa and Berry Plastics de Mexico.  Therefore, the company has provided a full valuation allowance against its foreign net operating losses included within the deferred tax assets for Capsol Spa and Berry Plastics de Mexico.  The Company has not provided a valuation allowance on its net operating losses in the United States because it has determined that future reversals of its temporary taxable differences will occur in the same periods and are of the same nature as the temporary differences giving rise to the deferred tax assets.

Item 9A.  Controls and Procedures, page 40

(a)  Evaluation of disclosure controls and procedures, page 40

15.
We note your statement that Rule 13a-15 requires you to evaluate the effectiveness of your disclosure controls and procedures within 90 days prior to the date of your report.  Please revise your disclosure in future filings to clarify that Exchange Act Rule 13a-15(3) requires such evaluation as of the end of the period covered by your report.

The Company will revise future filings to clarify that Exchange Act Rule 13a-15(3) requires us to evaluate the effectiveness of our disclosure controls and procedures within 90 days prior to the date of our report.

Management’s Report on Internal Control over Financial Reporting, page 40

16.
In future filings, please revise your report on internal control over financial reporting to disclose (a) the framework used to evaluate the effectiveness of your internal control over financial reporting and (b) management’s conclusion of the effectiveness of your internal control over financial reporting.  Refer to Item 308T(a)(2) and Item 308T(a)(3) of Regulation S-K for guidance.

Management evaluated the effectiveness of its internal control over financial reporting as of September 27, 2008, based on the control criteria established in a report entitled Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company will revise future filings beginning with the September 26, 2009 Form 10-K to disclose the framework used to evaluate the effectiveness of our internal controls over financial reporting.

2.  Acquisitions and Dispositions, page F-16

17.
We note your disclosure that the purchase price allocation for your acquisition of Captive Holdings, LLC is preliminary and subject to change.  In future filings, please disclose the specific valuations you need to complete and the potential impact the results of these valuations may have on the purchase price allocation.  Once the purchase price has been finalized, please disclose the nature and amounts of any material adjustments made to the preliminary purchase price allocation.  Refer to paragraph 51.h. of SFAS 141 for guidance.

The Company will modify future filings beginning with the March 28, 2009 Form 10-Q to be in accordance with paragraph 51.h. of SFAS 141.  We will disclose the reasons for any outstanding purchase price valuations and any potential material adjustments to the purchase price.

5.  Lease and Other Commitments and Contingencies, page F-24

18.
We note your disclosure that you have recognized a $14.2 million liability related to your asset retirement obligation for certain operating leases.  Please revise your disclosures in future filings to clarify that your asset retirement obligations for your operating leases meet the definitions of minimum lease payments or contingent rentals and are accounted for in accordance with SFAS 13, if correct.  Otherwise, please tell us what consideration you have given to providing, the disclosures required by paragraph 22 of SFAS 143.  Please confirm to us that none of your capital leases, owned property, and formerly owned property has material asset retirement obligations.  In your response, please explain how you determined the asset retirement obligations, if any, are not material.  Otherwise, please provide us with the disclosures you intend to include in future filings to address the disclosure requirements in paragraph 22 of SFAS 143.

We have recorded retirement obligations related to our operating leases in accordance with SFAS 13 and SFAS 143.  This liability is related to 33 facilities, none of which are individually material.  The majority of the liability consists of minimum lease payments as defined by SFAS 13.  The remainder of the liability relates to asset retirement obligations recorded in accordance with SFAS 143 and are immaterial to the Company.

The Company will revise future filings to address this disclosure beginning with the March 28, 2009 Form 10-Q.

13.  Guarantor and Non-Guarantor Financial Information, page F-38

19.
It is unclear whether you have properly applied the equity method of accounting for fiscal years 2008 and 2007 to reflect investments of the Parent Company in its Guarantor and Non-Guarantor Subsidiaries in accordance with Rule 3-10(i)(3) of Regulation S-X.  In this regard, we note net loss for the Parent Company column does not agree to total consolidated net loss for each of those periods.  Further, we note total equity for the Parent Company column does not agree to total consolidated equity as of September 27, 2008 and September 29, 2007.  We note the same potential discrepancies for the periods presented in your first quarter of fiscal year 2009 Form 10-Q.  Please advise.

We acknowledge the Staff’s comments and have determined that we incorrectly applied the equity method of accounting due to including certain intercompany activity in equity instead of in the investment in subsidiary caption and inadvertently excluded the equity in earnings of our affiliates in our consolidating statement of operations in our guarantor footnote.  Each of these items eliminates in consolidation, and there is no impact on the consolidated financial statements of the Company.

This matter does not impact the Guarantor or Non-Guarantor balance sheets, statements of operations or statements of cash flow.  This matter only impacts the Parent Company and we will correct this matter in our future filings beginning with our Form 10-Q for the period ending March 28, 2009.

Form 10-Q for the Fiscal Quarter Ended December 27, 2008

8.  Derivative Instruments, page 15

20.
We note that during this quarter you entered into ten resin call options to hedge approximately 13.1 million pounds of resin from future resin price volatility.  In future filings, please include an analysis of the impact these options have had on your cost of goods sold and/or gross profit.  Please consider include disclosure of the current market prices for resin in comparison to your contracted price.

The Company will modify future filings beginning with our Form 10-Q for the period ending March 28, 2009 to disclose the potential impact of resin call options on cost of goods sold and/or gross profit if material for any given period.

16.  Contingencies, page 22

21.
In future filings, please revise your disclosure to address the materiality of your legal proceedings to your liquidity in addition to your financial condition and results of operations.  If there are any legal proceedings that are probable or reasonably possible of having a material impact to liquidity, please address the need for disclosure of those issues in accordance with paragraphs 9-10 of SFAS 5.

The Company will revise future filings beginning with the Form 10-Q for the period ending March 28, 2009 to disclose possible material impact to liquidity as result of legal proceedings.  A prospective example of our wording is as follows (changes to our previous filing are in bold print):

The Company is party to various legal proceedings involving routine claims which are incidental to the business.  Although the legal and financial liability with respect to such proceedings cannot be estimated with certainty, the Company believes that any ultimate liability would not be material to the business, financial condition, results of operations or cash flows of the Company.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Liquidity and Capital Resources, page 25

22.
We note your disclosure in footnote 15 and MD&A liquidity disclosures in your fiscal year 2008 Form 10-K regarding the decline in the value of the defined benefit pension plans due to the current economic environment.  You note the result is an increase to your liability and potential funding obligations.  However, you have not provided investors with a subsequent update in your first quarter of fiscal year 2009 Form 10-Q as to whether there has been any further deterioration in the fair value of your plan assets and the amount of potential funding obligations you may have as a result.  In future filings, please ensure your disclosures address all known trends, events and uncertainties that materially impact your liquidity.  Refer to Item 303(A)(1) and Item 303(B) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

The Company will modify future filings beginning with our Form 10-Q for the period ending March 28, 2009 to disclose in more detail known trends, events and uncertainties that may have a material impact to our potential funding obligations of our defined benefit pension plans.

*           *           *           *

In response to the Staff’s request for written confirmation from Berry Plastics regarding its disclosure obligations and the Commission’s comment process, I hereby confirm on behalf Berry Plastics that:

•	Berry Plastics is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Berry Plastics may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me ((812) 306-2234) or either Andrew J. Nussbaum ((212) 403-1269) or Ante Vucic ((212) 403-1370) of Wachtell, Lipton, Rosen & Katz, special counsel to the Company, if you have any questions or comments relating to the matters referenced above.  Thank you for your attention to this matter.

Sincerely,

_________________________________
James M. Kratochvil
                                                                                    Executive Vice President, Chief Financial Officer, Treasurer and Secretary
Berry Plastics Corporation

cc:           Ira G. Boots, Chief Executive Officer
Jeffrey D. Thompson, General Counsel
Andrew J. Nussbaum, Wachtell, Lipton, Rosen & Katz
Ante Vucic, Wachtell, Lipton, Rosen & Katz